UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2021

Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by reference herein are the following:

Exhibit 1: Registrant's press release entitled “RedHill Biopharma Reports Second Quarter 2021 Financial Results and Operational Highlights”.

Exhibit 2: Registrant’s condensed consolidated interim unaudited financial information as of June 30, 2021, and for the three and six months then ended.

Exhibits 99.1 (solely with respect to the Financial Highlights for the second quarter ended June 30, 2021, Commercial Highlights, R&D Highlights, the Condensed Consolidated Interim Statements of Comprehensive Loss, Condensed Consolidated Interim Statements of Financial Position and Condensed Consolidated Interim Statements of Cash Flows) and 99.2 to this Report on Form 6-K are hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776) on March 25, 2021 (File No. 333-254692) and on May 3, 2021 (File No. 333-255710), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 24, 2019 (File No. 333-232777 ), on March 30, 2021 (File No. 333-254848) and on July 29, 2021 (File No. 333-258259).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: August 26, 2021	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer

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